SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549
______________________

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August 2019

Commission File Number: 001-36349

MediWound Ltd.

(Translation of registrant’s name into English)

42 Hayarkon Street
Yavne, 8122745 Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

CONTENTS

    This amendment (the “Amendment”) to Mediwound Ltd.’s Form 6-K filed on August 14, 2019 (the “Original 6-K”) revises Exhibit 99.1 of the Original 6-K to correct a typographical error regarding the date on which the extraordinary general meeting will be held that appears on the first page of the “Notice of extraordinary general meeting.” In the Original 6-K, the Company incorrectly stated that the extraordinary general meeting would be held on September 23, 2019. This Amendment corrects that error and states, accurately, that the extraordinary general meeting will be held on September 26, 2019.

      This error will not appear in any copy of the Notice of extraordinary general meeting and proxy statement that is mailed to shareholders.

EXHIBIT INDEX

The following exhibits are furnished as part of this Form 6-K:

Exhibit 99.1
Description

Revised Notice of extraordinary general meeting and proxy statement, dated August 14, 2019, in connection with the extraordinary general meeting of shareholders of the Company scheduled to be held on September 26, 2019.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mediwound Ltd.

Date: August 23, 2019	By:	/s/ Sharon Malka
Name: Sharon Malka
Title: Chief Executive Officer